UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HAUPPAUGE DIGITAL INC.

(Exact name of registrant as specified in its charter)

Delaware	1-13550	11-3227864
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

91 Cabot Court, Hauppauge, NY 11788

(Address of principal executive offices)(Zip Code)

Gerald Tucciarone (631) 434-1600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as exhibit 1.01 is available at http://www.hauppauge.com/site/aboutus/Hauppauge Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HAUPPAUGE DIGITAL INC.
(Registrant)

By:	/s/ Gerald Tucciarone	May 29, 2014
Name:	Gerald Tucciarone
Title:	Chief Financial Officer, Treasurer and Secretary